January 29, 2026

Marino Garcia
Chief Executive Officer
Dianthus Therapeutics, Inc.
7 Times Square, 43rd Floor
New York, NY 10036

       Re: Dianthus Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed January 28, 2026
           File No. 333-293014
Dear Marino Garcia:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Melanie E. Neary, Esq.